SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                               Eagle Bancorp, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    268948106
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                                 (CUSIP Number)

                             Noel M. Gruber, Esquire
                             David H. Baris, Esquire
                           Kennedy, Baris & Lundy, LLP
               Suite P-15, 4701 Sangamore Road, Bethesda, MD 20816
                                  301.229.3400
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 8, 2001
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         Note. Schedules filed ion paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                Page 1 of 5 Pages

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CUSIP No. 268948106                                            Page 2 of 5 Pages
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1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Ronald D. Paul
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS   PF, AF

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e).
         Not applicable                                                      [_]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
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                      7.   SOLE VOTING POWER 85,881 (includes presently
                           exercisable options to purchase 77,131 shares of common stock)
                           -----------------------------------------------------

     NUMBER OF        8.   SHARED VOTING POWER 113,750 (Represents shares held
                           by two trusts for benefit of reporting person's
      SHARES               children and/or siblings, as to which reporting
                           person's father and brother are trustees. The
   BENEFICIALLY            reporting person has been appointed agent for each
                           trust.)
     OWNED BY              -----------------------------------------------------

       EACH           9.   SOLE DISPOSITIVE POWER 85,881 (includes presently
                           exercisable options to purchase 77,131 shares of
     REPORTING             common stock)
                           -----------------------------------------------------
    PERSON WITH
                      10.  SHARED DISPOSITIVE POWER 113,750 (Represents shares
                           held by two trusts for benefit of reporting person's children and/or siblings, as to which reporting person's father and brother are trustees. The reporting person has been appointed agent for each trust.)

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 199,631
         (includes presently exercisable options to purchase 77,131 shares of common stock and shares held by two trusts for benefit of reporting person's children and/or siblings, as to which reporting person's father and brother are trustees. The reporting person has been appointed agent for each trust.)

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [_]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.72% (includes presently exercisable options to purchase 77,131 shares of common stock

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14.      TYPE OF REPORTING PERSON*
         IN
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

CUSIP No. 268948106                                            Page 3 of 5 Pages

This Amendment No. 1 amends and supplements the Schedule 13 D previously filed by the reporting person. Information previously furnished remains unchanged except to the extent that information provided herein is inconsistent with previously filed information. All share figures contained herein reflect adjustments from the original filing for the 5 for 4 stock split in the form of a 25% stock dividend paid by the issuer on March 31, 2000 and the 7 for 5 stock split in the form of a 40% stock dividend paid on June 15, 2001.

ITEM 1.  SECURITY AND ISSUER.

         This report relates to the common stock $.01 par value, of Eagle Bancorp, Inc. (the "Company"), a Maryland corporation, the principal office of which is located at 7815 Woodmont Avenue, Bethesda, Maryland 20814.

ITEM 2.  IDENTITY AND BACKGROUND.

         Ronald D. Paul. Mr. Paul's residence address is 11412 Twining Lane, Potomac, MD 20854.

         Mr. Paul's principal occupation is President and Chief Executive Officer of The Ronald D. Paul Companies and RDP Management, which are engaged in the business of a real estate development and management. The address of The Ronald D. Paul Companies and RDP Management is 8101 Glenbrook Road, Bethesda, Maryland 20814.

         The reporting person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

         The reporting person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Mr. Paul is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

None. Acquisitions of common stock since initial filing represent the vesting of previously granted options to purchase an aggregate of 35,000 shares of common stock, 17,500 in each of December 2000 and December 2001, and the grant to Mr. Paul, in his capacity as President of the issuer, of additional options to purchase an aggregate of 7,128 shares of common stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         All of the shares of common stock the acquisition of which is disclosed hereby were acquired for investment purposes. The reporting person will continue to evaluate market conditions and the business of the issuer to determine possible future acquisitions or dispositions of common stock of the Company.

         Except as indicated above, and except for periodic review of opportunities for expansion of the Company's business by acquisition or otherwise, review of the capital needs of the Company, review of the Company's strategic alternatives and review of possible amendments to the Company's articles of incorporation and bylaws (some of which might have an anti-takeover effect), all in his capacity as President and Vice Chairman of the Board of Directors of the Company, the reporting person has no present plans or proposals which relate to, or which would result in, any of the factors set forth in paragraphs (a) through (j) of Item 4.

CUSIP No. 268948106                                            Page 4 of 5 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         All percentages given for ownership of the outstanding common stock are based upon 2,895,124 shares of common stock outstanding as of December 31, 2001, plus options, warrants or other rights to acquire shares of common stock within sixty days of the date of filing hereof held by the reporting person.

         As of the date of this filing, Mr. Paul beneficially owns 199,631 shares of common stock, including presently exercisable options to purchase 77,131 shares of common stock, representing 6.72% of the outstanding. Mr. Paul possess sole power to vote and dispose of the shares owned directly, and shares the power to vote/dispose of the shares subject to The Paul Family Investment Trust (1991) and the SIBS Trust.

         The presently exercisable options beneficially owned by Mr. Paul which were not exercisable as of the most recent filing, were granted and vested as follows:

       Grant Date      Number of Shares   Exercise Price         Vesting Date
------------------     ----------------   --------------     ------------------
December 8, 1998            17,500             $5.71         December 8, 2000
December 8, 1998            17,500             $5.71         December 8, 2001
March 31, 2000               1,093             $5.54         March 31, 2000
June 30, 2000                1,093             $5.71         June 30, 2000
September 30, 2000           1,093             $5.71         September 30, 2000
December 30, 2000            1,093             $5.71         December 30, 2000
March 31, 2001               1,029             $6.07         March 31, 2001
June 30, 2001                 568             $11.00         June 30, 2001
September 30, 2001            543             $11.51         September 30, 2001
December 30, 2001             616             $10.14         December 30, 2001


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise described herein, and except for the employment agreement between Mr. Paul and the Company pursuant to which he is entitled to the grant, on a quarterly basis, of options to purchase common stock having an aggregate exercise price of $6,250 per quarter, there are no agreements, arrangements, understandings or relationships relating to any securities of the Company, including the common stock, including with respect to the transfer or voting thereof.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                    [Remainder of page intentionally blank.]

CUSIP No. 268948106                                            Page 5 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.



                                                      /s/ Ronald D. Paul
                                                     ---------------------------
                                                     Ronald D. Paul


January 9, 2002